Brownstein Hyatt Farber Schreck, LLP

Jeffrey M. Knetsch

Attorney at Law

303.223.1160 tel

303.223.0960 fax

jknetsch@bhfs.com

May 23, 2012

Pamela Long

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:                         Prospect Global Resources Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form S-3

Filed April 19, 2012

File No. 333-180492

Dear Ms. Long:

In response to the oral comment from Jessica Kane of the staff of the Securities and Exchange Commission received on May 19, 2012 we filed Amendment No. 3 to the Registration Statement on May 21, 2012 deleting the phrase “or holders propose to resell securities” from the section captioned “About this Prospectus” on the second page of the Prospectus.

If you have any further questions or comments, please do not hesitate to contact me.  Thank you.

Sincerely,

/s/ Jeffrey M. Knetsch
Jeffrey M. Knetsch

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432	303.223.1100 tel
Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1111 fax